Q M I  S E I S M I C  I N C .

1 2 5 0  W e s t  H a s t i n g s  S t r e e t

V a n c o u v e r ,   B C   V 6 E   2 M 4

C N S X : Q S S

For Immediate Release

July 2, 2010

QMI SEISMIC INC.

ANNOUNCES PRIVATE PLACEMENT

Vancouver,   British   Columbia,   June   30,   2010:   QMI   SEISMIC   INC.   (CNSX:   QSS)   (the   “Company”)

announced  that  the  Company  intends  to  raise  up  to  CAD$50,000  in a  private  placement  of  up  to  1,000,000

units  at  a  price  of  $0.05  per  unit  (the  “Units”).    Each  Unit  will  consist  of  one  common  share  and  one

common   share   purchase   warrant.     Each   common   share   purchase   warrant   will   entitle   the   holder   to

purchase,  for  a  period  of  two  years,  an  additional  common  share  at  an  exercise  price  of  $0.07.    The

proceeds of the private placement will be used for general working capital purposes.

The   Company   does   not   intend   to   pay   a   finder’s   fee   or   commission   in   connection   with   the   private

placement.

On behalf of QMI Seismic Inc.

“Navchand Jagpal”

President and

Chief Executive Officer

For additional information about QMI Seismic Inc. please call 604-687-0879

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.  These  statements involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the  Corporation’s  control  that  may  cause  actual results,  levels  of  activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,

achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

These securities have not and will not be registered under United States federal or state securities laws and may not be offered or sold in the United States or to a U.S. Person unless so registered, or an exemption from registration is relied upon.  This press release does not constitute an offer of securities for sale in the United States.

T:   604-687-0879

F:   604-408-9301

E:   corpsec@shaw.ca